SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                            TREDEGAR INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   894650 100
                                 (CUSIP NUMBER)


                               F. D. Gottwald, Jr.
                                Bruce C. Gottwald
                                John D. Gottwald
                             330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
            (Name, address and telephone no. of person authorized to
                      receive notices and communications.)

                                    Copy to:
                              Nancy M. Taylor, Esq.
                            Tredegar Industries, Inc.
                              1100 Boulders Parkway
                            Richmond, Virginia 23225

                                 March 14, 1997
              Date of event which requires filing of this statement

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                       Check the following box if a fee is
                       being paid with this statement [ ].
                               Page 1 of 10 Pages

-------------------------                     ----------------------------------
CUSIP NO. 894650 100             13D                 Page 2 of 10 Pages
-------------------------                     ----------------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Floyd D. Gottwald, Jr.   ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [X]



--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF           7          SOLE VOTING POWER
         SHARES                        1,128,645
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                       94,606
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                       1,128,645
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                       94,606
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,223,251
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [X]



    1,410,948 shares owned by individuals who do not reside in the reporting person's home
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                     ----------------------------------
CUSIP NO. 894650 100             13D                 Page 3 of 10 Pages
-------------------------                     ----------------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Bruce C. Gottwald     ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [X]


--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF           7          SOLE VOTING POWER
         SHARES                        768,880
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                       59,941
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                       768,880
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                       59,941
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,821
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [X]

    679,902 shares owned by individuals who do not reside in the reporting person's home

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.76%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                     ----------------------------------
CUSIP NO. 894650 100             13D                 Page 4 of 10 Pages
-------------------------                     ----------------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       John D. Gottwald     ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [X]


--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF           7          SOLE VOTING POWER
         SHARES                        676,046
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                       241,671
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                       676,046
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                       241,671
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     917,717
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]




--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.37%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     * Amendment No. 4 amends and supplements Amendment Nos. 1, 2 and 3 to the statement on Schedule 13D filed on August 15, 1989, by Floyd D. Gottwald, Jr., and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Tredegar Industries, Inc. (the "Issuer"). The purpose for the filing of this Amendment No. 4 is to add John D. Gottwald as a signatory and report an increase in the percentage of the Common Stock beneficially owned by Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald and their immediate families due primarily to (i) purchases of the Common Stock by the Issuer on the open market and in privately negotiated transactions; and (ii) two self-tenders by the Issuer.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 3.  Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 3, Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald have not purchased additional shares of Common Stock except automatic purchases pursuant to the Issuer's dividend reinvestment plan and Issuer benefit plans.

Item 5.  Interest in Securities of the Issuer.

         (a)      Amount Beneficially Owned:  4,095,477 shares.(1)

                  Percentage of Class Owned:  32.90%

         (b)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote - 2,620,236(2)

                  (ii)  shared power to vote or to direct the vote- 1,475,241(3)

                  (iii) sole power to dispose of or to direct the disposition of
                        - 2,620,236(2)

                  (iv) shared power to dispose of or to direct the disposition of - 1,475,241(3)

                    (1) The filing of this statement shall not be construed as an admission that for the purposes of Sections 13(d) or 13(g) of the

                        Securities Exchange Act of 1934, Floyd D. Gottwald, Jr., Bruce C. Gottwald or John D. Gottwald are the beneficial owners of: (A) 46,665 shares described in Items 5(b)(i) and (iii); or (B) the shares described in Items 5(b)(ii) and (iv).

                    (2) This amount includes 46,665 shares owned by a charitable foundation, for which Floyd D. Gottwald,  Jr., and Bruce
                        C. Gottwald serve as the sole directors, to which  Floyd
                        D. Gottwald, Jr., and Bruce C. Gottwald disclaim benefi-cial ownership.

                    (3) This   amount   includes   1,172,353   shares  owned  by
                        individuals in the families of Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald who do not reside in the reporting persons' homes. It does not include shares owned of record by Wachovia Bank of North Carolina, N.A., as Trustee under the savings plan for the employees of the Issuer (the "Plan"), that are held for the benefit of employees other than the Gottwalds. Shares held by the Trustee under the Plan for the benefit of the Gottwalds are included in Items (5)(b)(i) and (iii) above. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a partici-pating employee does not give the Trustee voting in-structions, his shares are voted by the Trustee in accordance with management's recommendations to the stockholders. Because members of the Gttwald family are executive officers, directors and the largest stock-holders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

         (c) There have been no transactions in the past sixty days other than automatic Employee Savings Plan purchases by John D. Gottwald.

         (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 1,475,241 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Floyd D. Gottwald, Jr., and Bruce C. Gottwald are brothers. John D. Gottwald is the son of Floyd D. Gottwald, Jr. This form is being filed on behalf of Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald because they could be deemed to be a group for purposes of Rule 13d-1(c) and Schedule 13D even though there is no agreement among them with respect to the purchase, sale or retention of Common Stock.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Floyd D. Gottwald, Jr., Bruce C. Gottwald and John
D. Gottwald and any other person with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement between Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D.Gottwald with respect to the filing of this Amendment No. 4 to Schedule 13D.

                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1997

                                                   /s/ Floyd D. Gottwald, Jr.
                                                  ------------------------------
                                                   Floyd D. Gottwald, Jr.


                                                   /s/ Bruce C. Gottwald
                                                  ------------------------------
                                                   Bruce C. Gottwald


                                                    /s/ John D. Gottwald
                                                  ------------------------------
                                                   John D. Gottwald

                                  Exhibit Index


Exhibit 1   Agreement between Floyd D. Gottwald, Jr., Bruce C. Gottwald and John
            D. Gottwald  with  respect  to the filing of this Amendment No. 4 to
            Schedule 13D.